Snell & Wilmer L.L.P.
600 Anton Boulevard
Suite 1400
Costa Mesa, California 92626-7689
TELEPHONE: (714) 427-7000
FACSIMILE: (714) 427-7799
Mark R. Ziebell 714.427.7402 mziebell@swlaw.com	August 27, 2007

Via Federal Express
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 6010
Attn.: Jeffrey P. Riedler, Assistant Director

RE:	Peregrine Pharmaceuticals, Inc. (the “Company”)
Schedule 14A
Filed August 17, 2007
File No. 1-32839

Dear Mr. Riedler:

Enclosed please find three (3) copies of the Company’s Definitive Schedule 14A. By letter dated August 23, 2007, the Securities and Exchange Commission (the “Commission”) noted the following comment:

Proposal 3

Does The Company Plan On Issuing Additional Shares, page 11

1.    Please clarify whether you currently have any plans to issue any of the shares that would be authorized through this proposal. We note that you refer at the bottom of page 11 to arrangements that are described in your Form 10-K. If you have any plans to issue shares, please describe the plans in this section of you filing and state, if known, how many shares will be issued pursuant to each such plan. After discussing all of the plans, state definitively that you have no other plans other than the ones that you have described in this section of your filing.

The Company notes the Commission’s comment and has revised its disclosure on page 11 to delete the reference to arrangements that are described on its Form 10-K. The Company does not have any plans to issue any of the shares that would be authorized through Proposal 3, and has revised its disclosure to so confirm.

Mr. Jeffrey P. Riedler
August 27, 2007

The Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to give me a call at (714) 427-7402.

Very truly yours,

Snell & Wilmer

/s/ MARK R. ZIEBELL

Mark R. Ziebell
MRZ:rp